UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 8, 2017

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

NXP B.V. and NXP Funding LLC, subsidiaries of NXP Semiconductors N.V. (“NXP”) delivered notice on February 7, 2017 that it will pre-pay (i) all its outstanding floating-rate term loan due March 2017 (“Term Loan E”) in an aggregate principal amount of $388 million, (ii) all its outstanding floating-rate term loan due January 2020 (“Term Loan D”) in an aggregate principal amount of $387 million and (iii) all its outstanding floating-rate term loan due December 2020 (“Term Loan F”) in an aggregate principal amount of $1,436 million, in each case, together with accrued interest and applicable fees. The funds for these pre-payments will come from the proceeds of the previously announced completion of the divestiture of the Standard Products business of NXP.

Additionally, on February 7, 2017, NXP B.V., together with NXP Funding LLC, delivered notice to holders of its 5.75% Senior Notes due 2021 (the “Notes”) that it will redeem on March 9, 2017, $500,000,000 of the outstanding aggregate principal amount of Notes, which represents all of the outstanding aggregate principal amount of the Notes, as permitted under Article 3 of the indenture dated February 14, 2013 and paragraph 5 of the Notes. The funds for this redemption will come from available surplus cash.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 8th of February 2017.

NXP Semiconductors N.V.

/s/ Dr. Jean A.W. Schreurs
Name: Dr. Jean A.W. Schreurs